Exhibit 99(a)(1)

March 21, 2023

Dear fellow shareholder:

Please be aware that an organization that we are NOT affiliated with, Comrit Investments I, LP (Comrit), launched an unsolicited tender offer to purchase up to 8,800,000 shares of CNL Healthcare Properties common stock. The Comrit offer is $4.36 per share, 37% less than our current $6.92 estimated net asset value (NAV) per share as of Dec. 31, 2022.1 To reiterate, we are not affiliated with Comrit or its offer.

Following a thorough evaluation of the offer, our board of directors (Board) unanimously recommends that shareholders REJECT Comrit’s offer. You do not need to do anything to reject the offer.

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This is Comrit’s fifth tender offer within the past three years. Our Board believes that the unsolicited tender offer represents yet another opportunistic attempt to purchase shares at a low price and make a profit, primarily due to continued macroeconomic effects, volatility and inflation — much of which are trailing impacts from the pandemic.

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Our Board believes that the tender offer price is substantially lower than the current fair value of the shares and that shareholders who tender their shares will lose the opportunity to participate in any potential recovery or growth of the company with respect to such shares and lose the right to receive any future distributions that may be declared and paid.[2]

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In March 2023, CNL Healthcare Properties announced the results of its estimated NAV per share as of Dec. 31, 2022, which was negatively impacted by a challenged and disrupted economic and transaction environments replete with persistent inflationary pressures, meaningfully higher interest rates and a tighter lending environment, as well as higher discount rates applied to future cash flows.

Why Reject the Comrit Offer?

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The Comrit tender offer of $4.36 per share is 37% less than the $6.92 estimated NAV per share, as of Dec. 31, 2022.[2] Our estimated NAV is based on a robust and detailed process typically conducted no less frequently than annually with the expert assistance of a leading independent advisory and appraisal firm.

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Comrit determined its offer price based on its analysis and concedes that it did not obtain current independent valuations or appraisals for CNL Healthcare Properties’ assets and did not retain an independent advisor to evaluate or render an opinion on the fairness of the $4.36 offer price.

•	None of CNL Healthcare Properties’ directors, executive officers, affiliates or subsidiaries intend to sell their shares to Comrit.

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The Comrit offer specifies that any distributions made after May 10, 2023, will be assigned to them. Therefore, if you accept their tender offer, you will not receive any potential future distributions. Our board of directors declared a distribution for the first quarter of 2023, which is anticipated to be paid before the end of March.

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Comrit, in its own words, states that it is “making the offer for investment purposes and with the intention of making a profit from the ownership of the shares.” Further, Comrit is “motivated to establish the lowest price which might be acceptable to shareholders consistent with their objective.”

For these and other reasons stated in our Schedule 14D-9 filing with the Securities and Exchange Commission (SEC) found at sec.gov, our Board unanimously concluded that the Comrit offer is not advisable and is not in the best interest of shareholders or CNL Healthcare Properties. In addition to this letter, I encourage you to carefully read our Schedule 14D-9 before making any decision to tender your shares.

Our Board recognizes that you may elect to accept the Comrit tender offer based on your personal liquidity needs or financial situation, and other factors. These include the suspension of the company’s stock redemption plan, the lack of a current trading market for our shares, and to a lesser extent, uncertainty related to the broader economy. Our Board is aware that shareholders must evaluate whether to tender their shares based on all the information available, including the factors considered by our Board and described in our filing with the SEC.

In deciding, please keep in mind that our Board or company cannot assure future distributions or our share’s value, which can change periodically, or forward-looking liquidity timing and amounts for shareholders. If you have questions regarding the tender offer, please contact your financial professional. As always, thank you for your confidence and continued support in CNL Healthcare Properties.

Sincerely,

Stephen H. Mauldin

President & Chief Executive Officer

cc: Financial professional

Forward-looking statements are based on current expectations and may be identified by words such as believes, anticipates, expects, may, could, and terms of similar substance, and speak only as of the date made. Actual results could differ materially due to risks and uncertainties that are beyond the company’s ability to control or accurately predict, including the amount and timing of anticipated future distributions, estimated per share net asset value of the company’s stock, and/or other matters. The company’s forward-looking statements are not guarantees of future performance. Shareholders and financial advisors should not place undue reliance on forward-looking statements.

[1]

The estimated NAV per share is only an estimate based on a snapshot in time and several assumptions and estimates which can be considered inherently imprecise. The NAV is based on numerous assumptions concerning industry, business, economic and regulatory conditions, all of which are subject to changes. Throughout the valuation process, the valuation committee, our advisor and senior members of management reviewed, confirmed, and approved the processes and methodologies and their consistency with real estate industry standards and best practices.

[2]

Distributions are not guaranteed in frequency or amount. Distributions have been and may in the future be paid by borrowings, shareholder proceeds and income. For the year ended Dec. 31, 2022, 100% of regular cash distributions were covered by operating cash flow as defined by GAAP. The company’s distribution is subsidized by expense waivers that will be reimbursed to the advisor in the form of restricted stock. For the years ended Dec. 31, 2021, 2020, 2019, Dec. 31, 2018, Dec. 31, 2017, approximately 100%, 100%, 100%, 83%, 91%, respectively, of total distributions were covered by operating cash flow and approximately 0%, 0%, 0%, 17%, 9%, respectively, were funded by offering proceeds.